Filed by Leggett & Platt, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leggett & Platt, Incorporated

Commission File No.: 001-07845

On April 13, 2026, Karl G. Glassman, President and Chief Executive Officer of Leggett & Platt, Incorporated (“Leggett & Platt”), distributed the following letter to Leggett & Platt employees in connection with the announcement of Leggett & Platt’s agreement to be acquired by Somnigroup International Inc. (“Somnigroup”).

LEG - SGI Employee Letter

TO: All Leggett Employees

SUBJECT: An Update from Karl Glassman

Dear Fellow Employees,

Moments ago, we announced that we have entered into an agreement to be acquired by Somnigroup International Inc in an all-stock transaction. You can find the joint press release we issued on our website [INSERT LINK].

Since late last year, our Board of Directors and management team have been thoughtfully and carefully considering the best path forward for Leggett & Platt. After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step. We believe the transaction will create a stronger combined company that supports our employees, reinforces the long-term health of our business, and delivers sustainable value creation for our shareholders. Together with Somnigroup, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for our customers across all our businesses.

We are excited about the opportunities this next chapter creates for our employees, as Somnigroup is a valued, long-standing customer and partner whose culture aligns well with Leggett. Somnigroup operates a decentralized business model, with Tempur-Sealy, Mattress Firm, and Dreams operating as independent business units within the company. After the transaction closes, Somnigroup expects to operate Leggett as an independent business unit within Somnigroup with its own strategy, leadership and operations. I also plan to remain as CEO following the completion of the transaction to assist with a seamless transition to a new CEO of the Leggett business unit within twelve months of the closing date.

This announcement represents one step in a longer process, and we understand you will likely have questions along the way. While we do not have all the answers today, we are committed to sharing information as it becomes available. We included a set of FAQs [INSERT LINK] to help address some of your initial questions. If you have other questions, we encourage you to reach out to your manager or HR leader. You will also receive an invitation to a Teams meeting later this week, where I will share more details about this announcement.

Until the transaction is completed, Leggett will continue to operate as an independent company, and it is business as usual for all of us. The transaction is currently expected to close by year end 2026, subject to the satisfaction of customary closing conditions, including approval by Leggett’s shareholders later this year and receipt of applicable regulatory approvals. Our focus remains on serving our customers and supporting one another, and the work you do every day continues to be critical to our success.

Leggett may be in the news following the announcement of this combination. Consistent with company policy, if you receive any media inquiries, please forward them to mediarequests@Leggett.com.

Thank you for your continued dedication and the contributions you make to Leggett every day. We truly appreciate your commitment as we move through this next chapter.

Sincerely,

Karl Glassman

EMPLOYEE FAQ

Details of Announcement

1.	What was announced?

•

Today we announced that we have entered into an agreement to be acquired by Somnigroup in an all-stock transaction valued at approximately $2.5 billion based on Somnigroup’s closing share price on April 10, 2026.

•	Under the terms of the agreement, Leggett & Platt shareholders will receive 0.1455 shares of Somnigroup common stock in exchange for each share of Leggett common stock they own.

•	Leggett shareholders will own approximately 9% of the combined company on a fully diluted basis.

2.	Who is Somnigroup?

•	Somnigroup is a leading bedding company. Their highly recognized brands include Tempur-Pedic®, Sealy®, Stearns & Foster®, and Sleepy’s®.

•	Somnigroup also owns Mattress Firm, a mattress retailer in the United States, and Dreams, a mattress retailer in the United Kingdom.

•	Like us, Somnigroup has a culture focused on prioritizing employee wellbeing, upholding high ethical standards, and operating responsibly to support long-term value creation.

3.	Why did our Board and leadership decide it was the right decision to enter into this merger agreement with Somnigroup?

•	As you know, our Board of Directors and management team have been thoughtfully and carefully considering the best path forward for Leggett since late last year.

•	After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step.

•

Additionally, after a robust due diligence review of Somnigroup, Leggett concluded that a combined Leggett and Somnigroup entity would provide our business units with a larger, more robust platform to implement our long term growth objectives and would enhance our ability to perform more effectively in the bedding segment.

•

We believe the transaction will create a stronger combined company that supports our employees, reinforces the long-term health of our business, and delivers sustainable value creation for our shareholders.

•

As part of Somnigroup, we will be well positioned to build on our legacy of over 140 years. Together, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue delivering high-quality products that create value for the customers across all our businesses.

4.	Why sell now when the Board earlier rejected a transaction with Somnigroup?

•	Leggett shareholders will own approximately 9% of the combined company on a fully diluted basis, based on the 0.1455 exchange ratio announced today.

•	By contrast, Somnigroup’s December 1, 2025 offer implied a pro forma ownership by Leggett shareholders of less than 8%, based on a considerably lower implied exchange ratio.

•

This transaction is a meaningful step higher in pro forma ownership from Somnigroup’s December 1, 2025 proposal, and allows our shareholders to participate in a larger share of future potential upside of the combined company.

5.	Why is Somnigroup the right company to own Leggett?

•	Somnigroup is a valued, long-standing customer and partner whose culture aligns well with Leggett.

•

Somnigroup expects that it will be able to further strengthen its ability to deliver innovative bedding products to customers by working more closely with the Leggett team. This benefits both Somnigroup and Leggett shareholders and employees.

Details for Employees

6.	What opportunities can we expect as part of Somnigroup?

•	We are excited about the opportunities this next chapter creates for our employees.

•

After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step. We believe the transaction will create a stronger combined company that supports our employees, reinforces the long-term health of our business, and delivers sustainable value creation for our shareholders.

•

Together, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for the customers across all our businesses.

•	As part of a larger organization, we expect that new career growth and expanded development opportunities may be available for many employees over time.

7.	Once the transaction is complete, how will shareholders trade Leggett stock for Somnigroup stock?

•

After the transaction closes, which we expect to occur by year end 2026, eligible shareholders will automatically receive shares of Somnigroup common stock in exchange for their shares of Leggett common stock based on the agreed-upon exchange ratio of 0.1455.

•	More details will be provided in the proxy statement / prospectus and other shareholder communications as we move towards closing.

8.	Explain how the stock-for-stock exchange works?

•	Somnigroup will be paying Leggett shareholders using Somnigroup shares, rather than cash.

•

When the transaction closes, Leggett shareholders will get a fixed amount of Somnigroup stock – 0.1455 shares of Somnigroup common stock – in exchange for each share of Leggett common stock. This reflects the relative value of our two companies in the combination and is called the exchange ratio.

9.	What does this mean for me? How does this impact my day-to-day job?

•	While we are excited about the opportunities this next chapter creates for our employees, this announcement represents one step in a longer process.

•	Until the transaction is complete, which we expect to close by year end 2026, we remain an independent company, and it is business as usual for all of us at Leggett.

•	As part of a larger organization, we expect that new career growth and expanded development opportunities may be available for many employees over time.

•	Our focus remains on serving our customers and supporting one another, and the work you do every day continues to be critical to our success.

10.	Should I keep working toward my goals at Leggett? Does this change any of the current priorities in my business or in my role?

•

Our business priorities have not changed, and you should keep working toward your performance and development goals at Leggett. Until the transaction is completed, we remain an independent company, and it is business as usual for all of us at Leggett.

•	The importance of delivering exceptional products and services for our customers remains unchanged.

•	Your work is critical to our success, and we deeply appreciate your commitment.

11.	There have been recent layoffs across our business. Should we expect additional layoffs now that this transaction has been announced? Will hiring be suspended?

•	Until the transaction is complete, we remain an independent company, and it is business as usual for all of us at Leggett.

•

As we get closer to completing the transaction, an integration team made up of members of the Leggett and Somnigroup teams will be formed and we will be able to provide more details about how our businesses will fit together once the transaction is complete.

12.

You told us in January that Somnigroup would be conducting additional due diligence on Leggett to determine the appropriate value for the Company. Has that occurred and what was the result? Should we expect Somnigroup to complete additional due diligence prior to the closing of the transaction?

•	The companies conducted significant due diligence over the past few months, culminating in the agreement that was signed today.

•	Both companies will continue to share information over the coming months for integration planning purposes.

•	We’ll provide updates as we move through the process.

13.	Who will lead Leggett after the transaction closes?

•	Somnigroup operates a decentralized business model, with other brands like Tempur-Sealy, Mattress Firm, and Dreams operating as independent business units within the company.

•	After the transaction closes, Somnigroup expects to operate Leggett as an independent business unit within Somnigroup with its own strategy, leadership and operations.

•

Karl Glassman will continue to lead Leggett following the completion of the transaction to assist with a seamless transition to a new CEO of the Leggett business unit within twelve months of the closing date.

14.	What will happen to Leggett’s headquarters and other facilities?

•

As announced in the press release, Somnigroup expects to maintain Leggett’s offices in Carthage, Missouri and we do not anticipate any changes to Leggett’s other facilities as a result of the transaction.

•	We will continue to evaluate our business footprint and facilities on an ongoing basis as we always have.

15.	Will my leadership reporting line or organizational structure change? Will my job or function be directly impacted? Should we expect our leadership to remain intact?

•	At this time, no decision has been made regarding changes to jobs, functions, reporting lines, or organizational structures following the close of the transaction.

•

As we get closer to completing the transaction, an integration team made up of members of the Leggett and Somnigroup teams will be formed, and we will be able to provide more details about how our businesses will fit together once the transaction is complete.

•	Somnigroup operates a decentralized business model, with other brands like Tempur-Sealy, Mattress Firm, and Dreams operating as independent business units within the company.

•	After the transaction closes, Somnigroup expects to operate Leggett, as an independent business unit within Somnigroup with its own strategy, leadership and operations.

•

Karl Glassman will continue to lead Leggett following the completion of the transaction to assist with a seamless transition to a new CEO of the Leggett business unit within twelve months of the closing date.

•	Until the transaction is completed, both organizations will continue to operate independently, and it remains business as usual, and there are no changes to your leadership.

16.	What do we know about the leadership of Somnigroup?

•	Scott Thompson has served as Chairman of Somnigroup’s Board of Directors and as its President and Chief Executive Officer since September 2015.

•	He leads a team of seasoned executives, many of whom have been with Somnigroup for years and have worked directly with Leggett as one of our most important customers.

17.	Will my compensation, benefits, or paid time off change in any way during this period?

•	Until the transaction closes, both organizations will continue to operate independently, and it remains business as usual.

•	This means that there are no changes to your roles, responsibilities, reporting lines, compensation or benefits, and we will keep you informed of any future changes that may be determined.

Next Steps and Path to Completing the Transaction

18.	When is the transaction expected to close? What are the next steps and what has to happen for the transaction to be completed?

•

The transaction is expected to close by year end 2026, subject to the satisfaction of customary closing conditions, including approval by Leggett’s shareholders later this year and receipt of applicable regulatory approvals.

•	The transaction does not require Somnigroup shareholder approval.

•	We’ll provide updates as we move through the process.

19.	How does the Leggett shareholder vote process work?

•	The transaction is subject to approval by two-thirds of Leggett’s shareholders.

•	Shareholders will receive information in the mail about how to vote their shares in the coming months.

20.	If I am a shareholder, will I get the opportunity to vote?

•

As a shareholder of Leggett, you will have an opportunity to vote for the transaction at a special meeting of shareholders to be held prior to closing the transaction. You will receive information in the mail that will provide direction for voting decisions.

21.	When can we expect to hear another update?

•	The Company will continue to provide updates as the transaction progresses.

22.	What should I say to customers or suppliers who inquire about the transaction?

•	Our leaders are engaging with our key customers and suppliers directly.

•	Customers and suppliers should know we remain as focused as ever, with unwavering commitment to excellent customer service, product quality, and innovation.

•

We are confident that the transaction will provide us an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for the customers across all our businesses.

•

Please remember that until the transaction closes, we will continue to operate as independent organizations. Please do not discuss Leggett contracts, marketing or competitive strategy with Somnigroup employees, customers or suppliers.

23.	What should I do if the media contacts me?

•	Only designated spokespeople are authorized to speak externally.

•	Consistent with our policy, please immediately forward inquiries to mediarequests@Leggett.com.

•	Please avoid commenting about the transaction on social media.

24.	Can I share any of this information externally? What should I say if a friend or family member asks me about this development? Who can I contact for more information?

•	While only designated spokespeople are authorized to speak externally on behalf of the company, you can share publicly available information with your friends and family.

•	We will be providing updates as we move forward and you can always ask your manager if more information is available.

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Leggett & Platt made available the following frequently asked questions document to its employees on April 13, 2026, in connection with the announcement of Leggett & Platt’s agreement to be acquired by Somnigroup.

LEG - SGI Employee FAQ

Details of Announcement

1.	What was announced?

•

Today we announced that we have entered into an agreement to be acquired by Somnigroup in an all-stock transaction valued at approximately $2.5 billion based on Somnigroup’s closing share price on April 10, 2026.

•	Under the terms of the agreement, Leggett & Platt shareholders will receive 0.1455 shares of Somnigroup common stock in exchange for each share of Leggett common stock they own.

•	Leggett shareholders will own approximately 9% of the combined company on a fully diluted basis.

2.	Who is Somnigroup?

•	Somnigroup is a leading bedding company. Their highly recognized brands include Tempur-Pedic®, Sealy®, Stearns & Foster®, and Sleepy’s®.

•	Somnigroup also owns Mattress Firm, a mattress retailer in the United States, and Dreams, a mattress retailer in the United Kingdom.

•	Like us, Somnigroup has a culture focused on prioritizing employee wellbeing, upholding high ethical standards, and operating responsibly to support long-term value creation.

3.	Why did our Board and leadership decide it was the right decision to enter into this merger agreement with Somnigroup?

•	As you know, our Board of Directors and management team have been thoughtfully and carefully considering the best path forward for Leggett since late last year.

•	After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step.

•

Additionally, after a robust due diligence review of Somnigroup, Leggett concluded that a combined Leggett and Somnigroup entity would provide our business units with a larger, more robust platform to implement our long term growth objectives and would enhance our ability to perform more effectively in the bedding segment.

•

We believe the transaction will create a stronger combined company that supports our employees, reinforces the long-term health of our business, and delivers sustainable value creation for our shareholders.

•

As part of Somnigroup, we will be well positioned to build on our legacy of over 140 years. Together, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue delivering high-quality products that create value for the customers across all our businesses.

4.	Why sell now when the Board earlier rejected a transaction with Somnigroup?

•	Leggett shareholders will own approximately 9% of the combined company on a fully diluted basis, based on the 0.1455 exchange ratio announced today.

•	By contrast, Somnigroup’s December 1, 2025 offer implied a pro forma ownership by Leggett shareholders of less than 8%, based on a considerably lower implied exchange ratio.

•

This transaction is a meaningful step higher in pro forma ownership from Somnigroup’s December 1, 2025 proposal, and allows our shareholders to participate in a larger share of future potential upside of the combined company.

5.	Why is Somnigroup the right company to own Leggett?

•	Somnigroup is a valued, long-standing customer and partner whose culture aligns well with Leggett.

•

Somnigroup expects that it will be able to further strengthen its ability to deliver innovative bedding products to customers by working more closely with the Leggett team. This benefits both Somnigroup and Leggett shareholders and employees.

Details for Employees

6.	What opportunities can we expect as part of Somnigroup?

•	We are excited about the opportunities this next chapter creates for our employees.

•

After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step. We believe the transaction will create a stronger combined company that supports our employees, reinforces the long-term health of our business, and delivers sustainable value creation for our shareholders.

•

Together, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for the customers across all our businesses.

•	As part of a larger organization, we expect that new career growth and expanded development opportunities may be available for many employees over time.

7.	Once the transaction is complete, how will shareholders trade Leggett stock for Somnigroup stock?

•

After the transaction closes, which we expect to occur by year end 2026, eligible shareholders will automatically receive shares of Somnigroup common stock in exchange for their shares of Leggett common stock based on the agreed-upon exchange ratio of 0.1455.

•	More details will be provided in the proxy statement / prospectus and other shareholder communications as we move towards closing.

8.	Explain how the stock-for-stock exchange works?

•	Somnigroup will be paying Leggett shareholders using Somnigroup shares, rather than cash.

•

When the transaction closes, Leggett shareholders will get a fixed amount of Somnigroup stock – 0.1455 shares of Somnigroup common stock – in exchange for each share of Leggett common stock. This reflects the relative value of our two companies in the combination and is called the exchange ratio.

10.	What does this mean for me? How does this impact my day-to-day job?

•	While we are excited about the opportunities this next chapter creates for our employees, this announcement represents one step in a longer process.

•	Until the transaction is complete, which we expect to close by year end 2026, we remain an independent company, and it is business as usual for all of us at Leggett.

•	As part of a larger organization, we expect that new career growth and expanded development opportunities may be available for many employees over time.

•	Our focus remains on serving our customers and supporting one another, and the work you do every day continues to be critical to our success.

11.	Should I keep working toward my goals at Leggett? Does this change any of the current priorities in my business or in my role?

•

Our business priorities have not changed, and you should keep working toward your performance and development goals at Leggett. Until the transaction is completed, we remain an independent company, and it is business as usual for all of us at Leggett.

•	The importance of delivering exceptional products and services for our customers remains unchanged.

•	Your work is critical to our success, and we deeply appreciate your commitment.

12.	There have been recent layoffs across our business. Should we expect additional layoffs now that this transaction has been announced? Will hiring be suspended?

•	Until the transaction is complete, we remain an independent company, and it is business as usual for all of us at Leggett.

•

As we get closer to completing the transaction, an integration team made up of members of the Leggett and Somnigroup teams will be formed and we will be able to provide more details about how our businesses will fit together once the transaction is complete.

13.

You told us in January that Somnigroup would be conducting additional due diligence on Leggett to determine the appropriate value for the Company. Has that occurred and what was the result? Should we expect Somnigroup to complete additional due diligence prior to the closing of the transaction?

•	The companies conducted significant due diligence over the past few months, culminating in the agreement that was signed today.

•	Both companies will continue to share information over the coming months for integration planning purposes.

•	We’ll provide updates as we move through the process.

14.	Who will lead Leggett after the transaction closes?

•	Somnigroup operates a decentralized business model, with other brands like Tempur-Sealy, Mattress Firm, and Dreams operating as independent business units within the company.

•	After the transaction closes, Somnigroup expects to operate Leggett as an independent business unit within Somnigroup with its own strategy, leadership and operations.

•

Karl Glassman will continue to lead Leggett following the completion of the transaction to assist with a seamless transition to a new CEO of the Leggett business unit within twelve months of the closing date.

15.	What will happen to Leggett’s headquarters and other facilities?

•

As announced in the press release, Somnigroup expects to maintain Leggett’s offices in Carthage, Missouri and we do not anticipate any changes to Leggett’s other facilities as a result of the transaction.

•	We will continue to evaluate our business footprint and facilities on an ongoing basis as we always have.

16.	Will my leadership reporting line or organizational structure change? Will my job or function be directly impacted? Should we expect our leadership to remain intact?

•	At this time, no decision has been made regarding changes to jobs, functions, reporting lines, or organizational structures following the close of the transaction.

•

As we get closer to completing the transaction, an integration team made up of members of the Leggett and Somnigroup teams will be formed, and we will be able to provide more details about how our businesses will fit together once the transaction is complete.

•	Somnigroup operates a decentralized business model, with other brands like Tempur-Sealy, Mattress Firm, and Dreams operating as independent business units within the company.

•	After the transaction closes, Somnigroup expects to operate Leggett, as an independent business unit within Somnigroup with its own strategy, leadership and operations.

•

Karl Glassman will continue to lead Leggett following the completion of the transaction to assist with a seamless transition to a new CEO of the Leggett business unit within twelve months of the closing date.

•	Until the transaction is completed, both organizations will continue to operate independently, and it remains business as usual, and there are no changes to your leadership.

17.	What do we know about the leadership of Somnigroup?

•	Scott Thompson has served as Chairman of Somnigroup’s Board of Directors and as its President and Chief Executive Officer since September 2015.

•	He leads a team of seasoned executives, many of whom have been with Somnigroup for years and have worked directly with Leggett as one of our most important customers.

18.	Will my compensation, benefits, or paid time off change in any way during this period?

•	Until the transaction closes, both organizations will continue to operate independently, and it remains business as usual.

•	This means that there are no changes to your roles, responsibilities, reporting lines, compensation or benefits, and we will keep you informed of any future changes that may be determined.

Next Steps and Path to Completing the Transaction

19.	When is the transaction expected to close? What are the next steps and what has to happen for the transaction to be completed?

•

The transaction is expected to close by year end 2026, subject to the satisfaction of customary closing conditions, including approval by Leggett’s shareholders later this year and receipt of applicable regulatory approvals.

•	The transaction does not require Somnigroup shareholder approval.

•	We’ll provide updates as we move through the process.

20.	How does the Leggett shareholder vote process work?

•	The transaction is subject to approval by two-thirds of Leggett’s shareholders.

•	Shareholders will receive information in the mail about how to vote their shares in the coming months.

21.	If I am a shareholder, will I get the opportunity to vote?

•

As a shareholder of Leggett, you will have an opportunity to vote for the transaction at a special meeting of shareholders to be held prior to closing the transaction. You will receive information in the mail that will provide direction for voting decisions.

22.	When can we expect to hear another update?

•	The Company will continue to provide updates as the transaction progresses.

23.	What should I say to customers or suppliers who inquire about the transaction?

•	Our leaders are engaging with our key customers and suppliers directly.

•	Customers and suppliers should know we remain as focused as ever, with unwavering commitment to excellent customer service, product quality, and innovation.

•

We are confident that the transaction will provide us an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for the customers across all our businesses.

•

Please remember that until the transaction closes, we will continue to operate as independent organizations. Please do not discuss Leggett contracts, marketing or competitive strategy with Somnigroup employees, customers or suppliers.

24.	What should I do if the media contacts me?

•	Only designated spokespeople are authorized to speak externally.

•	Consistent with our policy, please immediately forward inquiries to mediarequests@Leggett.com.

•	Please avoid commenting about the transaction on social media.

25.	Can I share any of this information externally? What should I say if a friend or family member asks me about this development? Who can I contact for more information?

•	While only designated spokespeople are authorized to speak externally on behalf of the company, you can share publicly available information with your friends and family.

•	We will be providing updates as we move forward and you can always ask your manager if more information is available.

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

The following communication was sent by Leggett & Platt to certain of its customers on April 13, 2026.

LEG - SGI Customer Letter

TO: INSERT

SUBJECT: An Update from Leggett & Platt

Dear [Valued Customer / INSERT],

Earlier today, we announced that we have entered into an agreement to be acquired by Somnigroup International Inc. in an all-stock transaction. You can find the joint press release we issued on our website [INSERT LINK].

Since late last year, our Board of Directors and management team have been thoughtfully and carefully considering the best path forward for Leggett & Platt. After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step. We believe the transaction will create a stronger combined company with enhanced capabilities to continue delivering high-quality products and reliable service to our customers. Together with Somnigroup, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for our customers.

After the transaction closes, Somnigroup expects to operate Leggett as an independent business unit within Somnigroup, with its own strategy, leadership and operations. Your existing contracts remain in place, and your points of contact and operational teams are not expected to change, even after the transaction closes.

Until the transaction is completed, Leggett will continue to operate as an independent company, and it remains business as usual for us. The transaction is expected to close by year end 2026, subject to Leggett shareholder approval, regulatory approval, and other customary closing conditions.

All of us at Leggett remain focused on serving you as a trusted partner, with an unwavering commitment to excellent customer service, product quality, and innovation. You can continue to rely on us to deliver the high standards you have come to expect.

If you have any questions, please don’t hesitate to reach out to your usual Leggett contact. Should there be any updates to share as this process continues, you can expect to hear directly from us.

Thank you for your partnership and continued support.

Sincerely,

NAME

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

The following communication was sent by Leggett & Platt to certain of its business partners on April 13, 2026.

LEG - SGI Business Partner Letter

TO: Leggett Business Partners

SUBJECT: An Update from Leggett

[NAME / Insert Customary Greeting],

Earlier today, we announced that we have entered into an agreement to be acquired by Somnigroup International Inc. in an all-stock transaction. You can find the joint press release we issued here [INSERT LINK].

Since late last year, our Board of Directors and management team have been thoughtfully and carefully considering the best path forward for Leggett & Platt. After extensive consideration, our Board determined that a combination of Leggett and Somnigroup is the right next step. We believe the transaction will create a stronger combined company with enhanced capabilities to continue delivering high-quality products and reliable service to our customers. Together, with Somnigroup, we see an opportunity to accelerate innovation, strengthen manufacturing capabilities, and continue to deliver high-quality products that create value for our customers across all of our businesses and strengthen how we partner with you. We are excited about the opportunities this combination creates.

After the transaction closes, Somnigroup expects to operate Leggett as an independent business unit within Somnigroup, with its own strategy, leadership, and operations. Your existing contracts remain in place, and there are no changes to current programs, orders, or ways of working. You can continue to operate as you do today, including fulfilling existing commitments and invoicing through your normal processes.

Until the transaction is completed, Leggett will continue to operate as an independent company, and it remains business as usual for all of us. The transaction is expected to close by year end 2026, subject to Leggett shareholder approval, regulatory approval, and other customary closing conditions.

All of us at Leggett remain focused on working with you as a trusted partner and maintaining strong, consistent engagement across our supply chain, with unwavering commitment to reliability, product quality, and innovation. This announcement does not change our expectations of our partners or our ongoing business relationships. You can continue to rely on us to be a strong and dependable partner, and to deliver the high standards you’ve come to expect.

If you have any questions, please don’t hesitate to reach out to your usual Leggett contact. Should there be any updates to share as this process continues, you can expect to hear from us directly.

Thank you for your partnership and continued support.

Sincerely,

NAME

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On

at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

The following communication was sent by Leggett & Platt to certain investors and analysts on April 13, 2026.

LEG - SGI Investor-Analyst Note

TO: Leggett Investors/Analysts

SUBJECT: Leggett to be Acquired by Somnigroup in All-Stock Transaction

[NAME],

I am reaching out to share that we announced that Leggett & Platt has entered into an agreement to be acquired by Somnigroup International Inc. in an all-stock transaction valued at approximately $2.5 billion based on Somnigroup’s closing share price on April 10, 2026. The joint press release we issued is linked here [INSERT LINK TO RELEASE], and a supplementary investor presentation is available at the following link: https://leggett.gcs-web.com/recent-documents.

Under the terms of the agreement, Leggett shareholders will receive 0.1455 shares of Somnigroup common stock in exchange for each share of Leggett common stock they own. Upon the completion of the transaction, which we expect to occur by year end 2026, Leggett shareholders will own approximately 9% of the combined company on a fully diluted basis.

The transaction, which has been unanimously approved by the Leggett Board of Directors, will create a stronger combined company that supports our employees and customers while reinforcing the long-term health of our business. Importantly, given the all-stock consideration, Leggett shareholders will be able to participate in the compelling future upside potential of the combined company, which is expected to benefit from:

•	Continued vertical integration enabling closer collaboration between component engineering, mattress design, and consumer trends;

•	Expanded addressable markets in bedding and non-bedding industries, providing a broader foundation for long-term growth opportunities;

•	Reduced financial leverage and enhanced operating cash flow to support an expanded capital allocation strategy and stronger financial position;

•

Meaningful value creation from cost synergy opportunities with an expected net positive impact on adjusted EBITDA of $50 million on a fully implemented annual run-rate basis across sourcing, operations and product innovation. We expect that these synergies will be fully realized over a three-year period, with approximately $10 million benefiting adjusted EBITDA in the first twelve months post-closing; and

•	Accretion to Somnigroup’s adjusted EPS before synergies in the first year post close.

[The Leggett and Somnigroup teams are available for a joint follow up call to discuss the announcement. Please reach out to Somnigroup’s Investor Relations team if you would like to schedule time.][If you would like to schedule further time with our team to discuss the announcement, please let us know. We welcome your perspectives on the transaction.]

Thank you for your [investment and] support.

Sincerely,

Karl Glassman

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in

Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

The following announcement was made by Leggett & Platt via its LinkedIn account on April 13, 2026.

LEG - SGI LinkedIn Post